UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number:  001-38480

IMV Inc.

(Name of registrant)

130 Eileen Stubbs Avenue, Suite 19
Dartmouth, Nova Scotia
B3B 2C4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMV Inc.

Date: March 11, 2019	By:	/s/ Pierre Labbé
		Name:	Pierre Labbé
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	News Release dated March 11, 2019. IMV Inc. Announces Partial Exercise of Option to Purchase Additional Shares in Connection with Underwritten Public Offering of Common Shares.